UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 6, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CPI Corp.

File No. 001-10204 - CF#25084

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CPI Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.41 and 10.42 to a Form 10-K filed on April 22, 2010, as amended April 23, 2010. CPI Corp. amended its application and refiled Exhibit 10.42 with fewer redactions as Exhibit 10.42 to its Form 10-K/A filed on November 18, 2010.

Based on representations by CPI Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.41	through May 1, 2011
Exhibit 10.42	through January 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel